Bombardier Recreational Products Inc.

Press release

BRP repays its term loan facility

Valcourt, Québec, February 11, 2005 - Bombardier Recreational Products Inc., a privately-held company branded as "BRP," announced today the repayment of its US $280 million (C$347 million) term loan facility under the Senior Secured Credit Facilities. The US $280 million facility has been replaced by a new term loan facility of US $50 million (C$ 62 million), under the existing Senior Secured Credit Facilities, which will mature December 18, 2010.

BRP is a world leader in the design, development, manufacturing, distribution and marketing of Ski-Doo® and Lynx™ snowmobiles, Sea-Doo® watercraft and sport boats, Johnson® and Evinrude® outboard engines, direct injection technologies such as Evinrude E-TEC™, Bombardier* all-terrain vehicles (ATV), Rotax® engines and karts.

This release contains certain forward-looking statements with respect to our financial condition, results of operations and business. All of these forward-looking statements, which can be identified by the use of terminology such as "subject to," "believe," "expects," "may," "will," "should," "can," or "anticipates," or the negative thereof, or variations thereon, or comparable terminology, or by discussions of strategy, although believed to be reasonable, are inherently uncertain. Factors which may materially affect such forward-looking statements include: (i) slow or negative growth in the recreational products industry; (ii) interruption of business or negative impact on sales and earnings due to acts of war, terrorism, bio-terrorism, civil unrest or disruption of mail service; (iii) adverse publicity regarding safety issues; (iv) increased competition; (v) increased costs; (vi) loss or retirement of key members of management; (vii) increases in the cost of borrowings and unavailability of additional debt or equity capital; (viii) changes in general worldwide economic and political conditions in the markets in which BRP may compete from time to time; (ix) the inability of BRP to gain and/or hold market share of its wholesale and/or retail customers anywhere in the world; (x) the inability of BRP's clients to obtain and/or renew insurance; (xi) exposure to, and expense of defending and resolving, product liability claims and other litigation; (xii) the ability of BRP to successfully implement its business strategy; (xiii) the inability of BRP to manage its retail, wholesale, manufacturing and other operations efficiently; (xiv) consumer acceptance of BRP's products; (xv) fluctuations in foreign currencies, including the Canadian Dollar; (xvi) import-export controls on sales to foreign countries; (xvii) introduction of new federal, state, local or foreign legislation or regulation or adverse determinations by regulators anywhere in the world; (xviii) the mix of BRP's products and the profit margins thereon; and (xix) other factors beyond BRP's control.

Readers are cautioned not to place undue reliance on forward-looking statements. BRP cannot guarantee future results, trends, events, levels of activity, performance or achievements. BRP does not undertake and specifically declines any obligation to update, republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events.

®, TM Trademark of Bombardier Recreational Products Inc. or its subsidiaries.
Trademark of Bombardier Inc. used under license.

For information:
Pierre Pichette, Vice President	Stéphanie Vaillancourt, Manager
Communications & Public Affairs	Financing and Investor Relations
450-532-5188	(514) 732-7061
pierre.pichette@brp.com	stephanie.vaillancourt@brp.com
www.brp.com

Ski-Doo
Lynx
Sea-Doo
Evinrude
Johnson
Rotax
Bombardier ATV